Exhibit 99.1

MMTEC, Inc. Announces $6 Million Equity Line Financing

BEIJING, China, August 10, 2022 /PRNewswire/ -- MMTEC, Inc. (“MMTEC” or the “Company”) (Nasdaq: MTC) entered into a common stock purchase agreement (the “Purchase Agreement”), with VG Master Fund SPC (“Investor”), under which, subject to specified terms and conditions, the Company may sell to Investor up to $6.0 million of shares of common stock, par value $0.01 per share, from time to time during the term of the Purchase Agreement.

Additionally, on August 10, 2022, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with Investor, pursuant to which the Company agreed to file a prospectus supplement with the Securities and Exchange Commission (the “SEC”), covering the common stock issued to Investor under the Purchase Agreement.

The Company’s net proceeds under the Purchase Agreement will depend on the frequency of sales and the number of shares sold to Investor and the prices at which the Company sells shares to Investor. The Company expects that any net proceeds it receives from such sales to Investor will be used for general corporate purposes, including working capital.

About MMTEC, Inc.

Headquartered in Beijing, China, our Company mainly focuses on investment banking and asset management business, providing customers with one-stop and all-round financial services. In addition to traditional incubation and investment in domestic and foreign companies listed in the United States, it also launched the HiFund platform to attracting global institutional and individual investors to invest in the most competitive Chinese assets.

More information about the Company can be found at: www.haisc.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

CONTACT: Jessie Chang, jessie@haisc.com, +86 10 5617 2312